March 23, 2007

U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
United States of America

RECEIVED
APR 0 2 2007
SEC MAIL PROCESSING SECTION
WASH. D.C. 210

SurfControl®

07022336

Re: **SurfControl plc**
Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934
SEC File No. 082-34985

Ladies and Gentlemen:

On behalf of SurfControl plc and pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed herewith for filing please find the following regulatory announcements:

- REG-Aegon UK Group Rule 8.3 – SurfControl dated March 19, 2007
- REG-UBS AG (EPT) EPT Disclosure, dated March 19, 2007
- REG-Barclays PLC Rule 8.3 – SURFCONTROL, dated March 19, 2007
- REG-BlackRock Group Rule 8.3 – SurfControl PLC, dated March 19, 2007
- REG-Aegon UK Group Rule 8.3 – SurfControl plc, dated March 20, 2007
- REG-UBS AG (EPT) EPT Disclosure, dated March 20, 2007
- REG-SurfControl PLC Holding(s) in Company, dated March 20, 2007
- REG-BlackRock Group Rule 8.3 – SurfControl, dated March 20, 2007
- REG-Barclays PLC Rule 8.3 – SURFCONTROL, dated March 20, 2007
- REG-SurfControl PLC Holding(s) in Company, dated March 20, 2007
- REG-BlackRock Group Rule 8.3 – SurfControl plc, dated March 21, 2007
- REG-Barclays PLC Rule 8.3 – SURFCONTROL, dated March 21, 2007
- REG-UBS AG (EPT) EPT Disclosure, dated March 22, 2007
- REG-BlackRock Group Rule 8.3 – SurfControl plc, dated March 22, 2007
- REG Barclays PLC Rule 8.3 – SURFCONTROL, dated March 22, 2007
- REG-Artisan Partners Rule 8.3 – SurfControl plc, dated March 22, 2007
- REG-SurfControl PLC Holding(s) in Company – dated March 23, 2007
- REG-BlackRock Group Rule 8.3 – SurfControl plc, dated March 23, 2007
- REG-SurfControl PLC Holding(s) in Company, dated March 23, 2007
- REG-Artisan Partners Rule 8.3 – SurfControl plc, dated March 23, 2007

SUPPL

Feel free to call me with any questions at (831) 440-2625.

Kindly acknowledge receipt of this letter and filing by stamping the enclosed copy of this letter and returning it to us in the enclosed pre-paid envelope.

Sincerely,

PROCESSED
APR 1 0 2007
THOMSON FINANCIAL

Steve Jonker
Sr. Corporate Counsel
SurfControl, Inc.

Enclosures

SurfControl, Inc.,
1900 West Park Drive, Suite 180, Westborough, Massachusetts 01581, USA
Telephone: (831)-440-2500 Fax: (831)-440-4878
www.surfcontrol.com

U.S. Headquarters - SurfControl, Inc.,
5550 Scotts Valley Drive, Scotts Valley, California 95066, USA
Telephone: (831)-440-2500 Fax: (831)-440-2740
www.surfcontrol.com

Offices in Australia • Austria • China • France • Germany • Israel • Netherlands • Singapore • United Kingdom • United States

Registered in England No: 1566321

Financial Announcements

REG-Aegon UK Group Rule 8.3- Surfcontrol

RNS Number:1971T
Aegon UK Group
19 March 2007

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	AEGON UK Group
Company dealt in	Surfcontrol plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary Shares
Date of dealing	16th March 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	914,372	3.18%		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/ sell				
Total	914,372	3.18%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	67,649	442.8p

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

...none..

....

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	19th March 2007
Contact name	Stephen Adams
Telephone number	0131 549 3460
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETFKLFFDXBLBBF

Financial Announcements

REG-UBS AG (EPT) EPT Disclosure

RNS Number:2053T
UBS AG (EPT)
19 March 2007

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITH RECOGNISED INTERMEDIARY STATUS

DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	UBS AG London Branch
Company dealt in	SurfControl PLC
Class of relevant security to which the dealings being disclosed relate (Note 1)	ORD 10p
Date of dealing	16 MARCH 2007

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
136,148	4.4400 GBP	4.41558 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
95,747	4.4400 GBP	4.4200 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g call option	Writing, selling, purchasing, varying etc	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/ received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Date of disclosure	19 MARCH 2007
Contact name	LOUISE ROBINSON
Telephone number	020 7567 8762
Name of offeree/offeror with which connected	SurfControl PLC
Nature of connection (Note 6)	CONNECTED ADVISER

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

EMMBBGDXCUBGGRC

File No.: 82-34985

Financial Announcements

REG-Barclays PLC Rule 8.3 - SURFCONTROL

RECEIVED
APR 0 2 2007
SEC MAIL PROCESSING SECTION WASH. D.C. 210

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BARCLAYS PLC
Company dealt in	SURFCONTROL
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP0.10
Date of dealing	16 March 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	1,097,337	3.82%	35,712	0.12%
(2) Derivatives (other than options)	324,038	1.13%	288,326	1.00%
(3) Options and agreements to purchase/sell	0	0.00%	0	0.00%
Total	1,421,375	4.94%	324,038	1.13%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of Securities	Price per unit (GBP)
Purchase	1,140	4.4252
Purchase	1,464	4.4122
Sale	16,365	4.4200
Sale	18,635	4.4156
Sale	3,042	4.4118

(b) Derivatives transactions (other than options)

Product name, (e.g. CFD)	Long/Short (Note 6)	Number of Securities	Price per unit (GBP)
CFD	Short	18635	4.4156
CFD	Short	1140	4.4252
CFD	Long	18635	4.4156

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (GBP)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (GBP)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

None

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure 19 March 2007

Contact name	BARCLAYS COMPLIANCE
Telephone number	020 7116 2913
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

File No.: 82-34985

Financial Announcements

REG-BlackRock Group Rule 8.3- Surfcontrol PLC

RNS Number:2275T
BlackRock Group
19 March 2007

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BlackRock Group
Company dealt in	Surfcontrol
Class of relevant security to which the dealings being disclosed relate (Note 2)	10p Ordinary shares
Date of dealing	16th March 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	2,491,533	8.66%		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	2,491,533	8.66%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	25,000	GBP 4.44
Purchase	70,092	GBP 4.42
Sale	35,000	GBP 4.420001

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None...

....

Is a Supplemental Form 8 attached? (Note 9)
NO

Date of disclosure	19th March 2007
Contact name	Siobhain Cox
Telephone number	020 7743 4653

If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETJLMITMMABBLR

File No.: 82-34985

Financial Announcements

REG-Aegon UK Group Rule 8.3- Surfcontrol plc

RNS Number:2939T
Aegon UK Group
20 March 2007

SEC MAIL PROCESSING SECTION
RECEIVED
APR 0 2 2007
WASH, D.C.
210

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	AEGON UK Group
Company dealt in	Surfcontrol plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary Shares
Date of dealing	19th March 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	899,457	3.13%		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/ sell				
Total	899,457	3.13%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	14,915	440.5p

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

...none...

....

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	20th March 2007
Contact name	Stephen Adams
Telephone number	0131 549 3460

If a connected EFM, name of offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETEAFDEALFXEFE

Financial Announcements

REG-UBS AG (EPT) EPT Disclosure

RNS Number:2949T
UBS AG (EPT)
20 March 2007

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITH RECOGNISED INTERMEDIARY STATUS

DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	UBS AG London Branch
Company dealt in	SurfControl PLC
Class of relevant security to which the dealings being disclosed relate (Note 1)	ORD 10p
Date of dealing	19 MARCH 2007

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
-	-	-

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
11,916	4.4400 GBP	4.4300 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g call option	Writing, selling, purchasing, varying etc	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/ received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Date of disclosure	20 MARCH 2007
Contact name	JOSEPH EVANS
Telephone number	020 7567 8286
Name of offeree/offeror with which connected	SurfControl PLC
Nature of connection (Note 6)	CONNECTED ADVISER

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

EMMBBGDXUSDGGRG

Financial Announcements

REG-Surfcontrol PLC Holding(s) in Company

RNS Number:2831T
Surfcontrol PLC
20 March 2007

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

(1). Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

SURFCONTROL PLC

2. Reason for the notification (please state Yes/No): ( )

An acquisition or disposal of voting rights: ( )

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify) : (X)

NOTIFICATION IS MADE TO SATISFY THE FINANCIAL SERVICES AUTHORITY'S DISCLOSURE AND TRANSPARENCY REQUIREMENTS AND TO NOTIFY OF THE CREATION OF ZFIC, INC, A NEW ENTITY SUBJECT TO THE NOTIFICATION OBLIGATION FOLLOWING A RESTRUCTURING OF THE ARTISAN GROUP.

3. Full name of person(s) subject to the notification obligation (iii):

ARTISAN PARTNERS LIMITED PARTNERSHIP, ARTISAN INVESTMENT CORPORATION, ZFIC, INC. ANDREW A.ZIEGLER, CARLENE M.ZIEGLER

4. Full name of shareholder(s) (if different from 3.) (iv):

STATE STREET BANK, BANK OF NEW YORK, MELLON TRUST, BROWN BROTHERS HARRIMAN, JP MORGAN CHASE

5. Date of the transaction and date on which the threshold is crossed or reached if different) (v): MARCH 19, 2007

6. Date on which issuer notified: MARCH 19, 2007

7. Threshold(s) that is/are crossed or reached: N/A

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)	
	Number of shares	Number of voting Rights (viii)
GB0002901790	3,199,261	11.13%

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights		% of voting rights	
	Direct	Direct (x)	Indirect (xi)	Direct	Indirect
			3,199,261		11.13%

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
3,199,261	11.13%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

ARTISAN PARTNERS LIMITED PARTNERSHIP ("APLP"), A U.S. REGISTERED INVESTMENT ADVISER, IS A LIMITED PARTNERSHIP ORGANIZED UNDER THE LAWS OF THE STATE OF DELAWARE ON DECEMBER 8, 1994. CONTROL OF APLP IS VESTED IN ITS GENERAL PARTNER, ARTISAN INVESTMENT CORPORATION, A CORPORATION ORGANIZED UNDER THE LAWS OF THE STATE OF WISCONSIN ON DECEMBER 7, 1994. ALL OF THE OUTSTANDING STOCK OF ARTISAN INVESTMENT CORPORATION IS OWNED BY ZFIC, INC., A CORPORATION ORGANIZED UNDER THE LAWS OF THE STATE OF WISCONSIN. ANDREW A ZIEGLER AND CARLENE M.ZIEGLER EACH OWN 50% OF THE VOTING STOCK OF ZFIC, INC. APLP, PURSUANT TO ADVISORY CONTRACTS, HAS THE POWER TO PURCHASE AND SELL SECURITIES ON BEHALF OF ITS CLIENTS AND THE POWER TO VOTE FOR MOST CLIENTS. PERSONS OTHER THAN APLP ARE ENTITLED TO RECEIVE ALL DIVIDENDS FROM, AND PROCEEDS FROM THE SALE OF, ALL OF THE SECURITIES REPORTED HEREUNDER.

ARTISAN INTERNATIONAL VALUE FUND ("ARTIV"), IS A SERIES OF ARTISAN FUNDS INC., A U.S. REGISTERED INVESTMENT COMPANY. CERTAIN OFFICERS AND A DIRECTOR OF ARTISAN FUNDS, INC. ARE EMPLOYEES OF APLP APLP, PURSUANT TO ITS ADVISORY CONTRACT WITH ARTIV, HAS THE POWER TO PURCHASE AND SELL SECURITIES ON BEHALF OF ARTIV AND TO VOTE FOR ARTIV ARTIV, AS OF 19 MARCH 2007, WAS INTERESTED IN 1,948,663 SHARES, REPRESENTING 6.78% OF THE 11.13% DISCLOSED ABOVE, OF SURFCONTROL PLC.

Proxy Voting:

10. Name of the proxy holder:

ARTISAN PARTNERS LIMITED PARTNERSHIP

11. Number of voting rights proxy holder will cease to hold: N/A

12. Date on which proxy holder will cease to hold voting rights: N/A

13. Additional information:

14. Contact name:

15. Contact telephone number:

Annex Notification Of Major Interests In Shares (XVI)

A: Identity of the person or legal entity subject to the notification obligation

Full name (including legal form for legal entities):

ARTISAN PARTNERS LIMITED PARTNERSHIP

Contact address (registered office for legal entities):

REGISTERED ADDRESS; 2711 CENTERVILLE ROAD, SUITE 400 C/O CORPORATION SERVICE COMPANY, WILMINGTON, DELAWARE, U.S.A. 19808

BUSINESS ADDRESS: 875 E. WISCONSIN AVENUE, SUITE 800, MILWAUKEE, WISCONSIN 53202

Phone number: 414-390-6100

Other useful information (at least legal representative for legal persons):

B: Identity of the notifier, if applicable (xvii)

Full name: TIM WESTON

Contact address:

875 E. WISCONSIN AVENUE, SUITE 800, MILWAUKEE, WISCONSIN, U.S.A. 53202

Phone number: 414-390-2024

Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation):

ASSOCIATE COUNSEL

C: Additional information:

Notes to the Forms

(i) This form is to be sent to the issuer or underlying issuer and to be filed with the competent authority.

(ii) Either the full name of the legal entity or another method for identifying the issuer or underlying issuer, provided it is reliable and accurate.

(iii) This should be the full name of (a) the shareholder; (b) the person acquiring, disposing of or exercising voting rights in the cases provided for in DTR5.2.1 (b) to (h); (c) all the parties to the agreement referred to in DTR5.2.1 (a), or (d) the direct or indirect holder of financial instruments entitled to acquire shares already issued to which voting rights are attached, as appropriate.

In relation to the transactions referred to in points DTR5.2.1 (b) to (h), the following list is provided as indication of the persons who should be mentioned:

- in the circumstances foreseen in DTR5.2.1 (b), the person that acquires the voting rights

and is entitled to exercise them under the agreement and the natural person or legal entity who is transferring temporarily for consideration the voting rights;

- in the circumstances foreseen in DTR 5.2.1 (c), the person holding the collateral, provided the person or entity controls the voting rights and declares its intention of exercising them, and person lodging the collateral under these conditions;

- in the circumstances foreseen in DTR5.2.1(d), the person who has a life interest in shares if that person is entitled to exercise the voting rights attached to the shares and the person who is disposing of the voting rights when the life interest is created;

- in the circumstances foreseen in DTR5.2.1 (e), the parent undertaking and, provided it has a notification duty at an individual level under DTR 5.1, under DTR5.2.1 (a) to (d) or under a combination of any of those situations, the controlled undertaking;

- in the circumstances foreseen in DTR5.2.1 (f), the deposit taker of the shares, if he can exercise the voting rights attached to the shares deposited with him at his discretion, and the depositor of the shares allowing the deposit taker to exercise the voting rights at his discretion;

- in the circumstances foreseen in DTR5.2.1 (g), the person that controls the voting rights;

- in the circumstances foreseen in DTR5.2.1 (h), the proxy holder, if he can exercise the voting rights at his discretion, and the shareholder who has given his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion.

(iv) Applicable in the cases provided for in DTR 5.2.1 (b) to (h). This should be the full name of the shareholder who is the counterparty to the natural person or legal entity referred to in DTR5.2.

(v) The date of the transaction should normally be, in the case of an on exchange transaction, the date on which the matching of orders occurs; in the case of an off exchange transaction, date of the entering into an agreement.

The date on which threshold is crossed should normally be the date on which the acquisition, disposal or possibility to exercise voting rights takes effect (see DTR 5.1.1R (3)). For passive crossings, the date when the corporate event took effect.

(vi) Please refer to the situation disclosed in the previous notification, In case the situation previous to the triggering transaction was below 3%, please state 'below 3%'.

(vii) If the holding has fallen below the minimum threshold , the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is less than 3%.

For the case provided for in DTR5.2.1(a), there should be no disclosure of individual holdings per party to the agreement unless a party individually crosses or reaches an Article 9 threshold. This applies upon entering into, introducing changes to or terminating an agreement.

(viii) Direct and indirect

(ix) In case of combined holdings of shares with voting rights attached 'direct holding' and voting rights 'indirect holdings', please split the voting rights number and percentage into the direct and indirect columns-if there is no combined holdings, please leave the relevant box blank.

(x) Voting rights to shares in respect of which the notifying party is a direct shareholder (DTR 5.1)

(xi) Voting rights held by the notifying party as an indirect shareholder (DTR 5.2.1)

(xii) If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is below 3%.

(xiii) date of maturity / expiration of the finical instrument i.e. the date when the right to acquire shares ends.

(xiv) If the financial instrument has such a period-please specify the period- for example once every three months starting from the (date)

(xv) The notification should include the name(s) of the controlled undertakings through which the voting rights are held. The notification should also include the amount of voting rights and the percentage held by each controlled undertaking, insofar as individually the controlled undertaking holds 5% or more, and insofar as the notification by the parent undertaking is intended to cover the notification obligations of the controlled undertaking.

(xvi) This annex is only to be filed with the competent authority.

(xvii) Whenever another person makes the notification on behalf of the shareholder or the natural person/legal entity referred to in DTR5.2 and DTR5.3

END

HOLBGGDXCGDGGRG

File No.: 82-34985

Financial Announcements

REG-BlackRock Group Rule 8.3- Surfcontrol

RNS Number:3246T
BlackRock Group
20 March 2007

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BlackRock Group
Company dealt in	Surfcontrol
Class of relevant security to which the dealings being disclosed relate (Note 2)	10p Ordinary shares
Date of dealing	19th March 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	2,486,533	8.64%		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	2,486,533	8.64%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	5,000	GBP 4.42025

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None...

....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	20th March 2007
Contact name	Siobhain Cox
Telephone number	020 7743 4653
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETBSGDXLXDGGRG

File No.: 82-34985

Financial Announcements

REG-Barclays PLC Rule 8.3 - SURFCONTROL

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BARCLAYS PLC
Company dealt in	SURFCONTROL
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP0.10
Date of dealing	19 March 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	1,094,128	3.81%	34,934	0.12%
(2) Derivatives (other than options)	323,260	1.12%	288,326	1.00%
(3) Options and agreements to purchase/sell	0	0.00%	0	0.00%
Total	1,417,388	4.93%	323,260	1.12%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of Securities	Price per unit (GBP)
Purchase	778	4.4285
Sale	3,987	4.4218

(b) Derivatives transactions (other than options)

Product name, (e.g. CFD)	Long/Short (Note 6)	Number of Securities	Price per unit (GBP)
CFD	Short	778	4.4284

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (GBP)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (GBP)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

None

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure 20 March 2007

Contact name BARCLAYS COMPLIANCE

Telephone number 020 7116 2913

If a connected EFM, name of
offeree/offeror with which connected

If a connected EFM, state nature of
connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk

Financial Announcements

REG-Surfcontrol PLC Holding(s) in Company

RNS Number:3266T
Surfcontrol PLC
20 March 2007

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

(1). Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

Surfcontrol

2. Reason for the notification (please state Yes/No): ( )

An acquisition or disposal of voting rights: ( )

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify): (x)

Implementation of Transparency Directive

3. Full name of person(s) subject to the notification obligation (iii):

AEGON UK Group of Companies

4. Full name of shareholder(s) (if different from 3.) (iv):

5. Date of the transaction and date on which the threshold is crossed or reached if different) (v): n/a

6. Date on which issuer notified: 19th March 2007

7. Threshold(s) that is/are crossed or reached: 3%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)	
	Number of shares	Number of voting Rights (viii)
GB0002901790	N/A	N/A

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting rights	
	Direct	Direct (x)	Indirect (xi)	Direct	Indirect
GB0002901790	815,457	815,457	166,584	2.84	0.58

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
982,021	3.42%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

AEGON UK Group of companies - parent undertaking of:

AEGON Asset Management UK plc

AEGON Investment Management UK ltd.

AEGON ICVC

Proxy Voting:

10. Name of the proxy holder:

AEGON UK Group of Companies

11. Number of voting rights proxy holder will cease to hold: N/A

12. Date on which proxy holder will cease to hold voting rights: N/A

13. Additional information:

AEGON UK Group of Companies consists of:

AEGON Asset Management UK plc

AEGON Investment Management UK ltd.

AEGON ICVC

14. Contact name: Miranda Beacham

15. Contact telephone number: 0131 549 3460

Annex Notification Of Major Interests In Shares (XVI)

A: Identity of the person or legal entity subject to the notification obligation

Full name (including legal form for legal entities):

AEGON Asset Management UK plc

Contact address (registered office for legal entities):

AEGON House, 3 Lochside Avenue, Edinburgh Park, Edinburgh, EH12 9SA

Phone number: 0870 60 90 101

Other useful information (at least legal representative for legal persons):

Ian G Young, Company secretary,

0131 549 6398

B: Identity of the notifier, if applicable (xvii)

Full name: Miranda Beacham

Contact address:

AEGON House, 3 Lochside Avenue, Edinburgh Park, Edinburgh, EH12 9SA

Phone number: 0131 549 3460

Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation):

C: Additional information:

Notes to the Forms

(i) This form is to be sent to the issuer or underlying issuer and to be filed with the competent authority.

(ii) Either the full name of the legal entity or another method for identifying the issuer or underlying issuer, provided it is reliable and accurate.

(iii) This should be the full name of (a) the shareholder; (b) the person acquiring, disposing of or exercising voting rights in the cases provided for in DTR5.2.1 (b) to (h); (c) all the parties to the agreement referred to in DTR5.2.1 (a), or (d) the direct or indirect holder of financial instruments entitled to acquire shares already issued to which voting rights are attached, as appropriate.

In relation to the transactions referred to in points DTR5.2.1 (b) to (h), the following list is provided as indication of the persons who should be mentioned:

- in the circumstances foreseen in DTR5.2.1 (b), the person that acquires the voting rights and is entitled to exercise them under the agreement and the natural person or legal entity who is transferring temporarily for consideration the voting rights;

- in the circumstances foreseen in DTR 5.2.1 (c), the person holding the collateral, provided the person or entity controls the voting rights and declares its intention of exercising them, and person lodging the collateral under these conditions;

- in the circumstances foreseen in DTR5.2.1(d), the person who has a life interest in shares if that person is entitled to exercise the voting rights attached to the shares and the person who is disposing of the voting rights when the life interest is created;

- in the circumstances foreseen in DTR5.2.1 (e), the parent undertaking and, provided it has a notification duty at an individual level under DTR 5.1, under DTR5.2.1 (a) to (d) or under a combination of any of those situations, the controlled undertaking;

- in the circumstances foreseen in DTR5.2.1 (f), the deposit taker of the shares, if he can exercise the voting rights attached to the shares deposited with him at his discretion, and the depositor of the shares allowing the deposit taker to exercise the voting rights at his discretion;

- in the circumstances foreseen in DTR5.2.1 (g), the person that controls the voting rights;

- in the circumstances foreseen in DTR5.2.1 (h), the proxy holder, if he can exercise the voting rights at his discretion, and the shareholder who has given his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion.

(iv) Applicable in the cases provided for in DTR 5.2.1 (b) to (h). This should be the full name of the shareholder who is the counterparty to the natural person or legal entity referred to in DTR5.2.

(v) The date of the transaction should normally be, in the case of an on exchange transaction, the date on which the matching of orders occurs; in the case of an off exchange transaction, date of the entering into an agreement.

The date on which threshold is crossed should normally be the date on which the acquisition, disposal or possibility to exercise voting rights takes effect (see DTR 5.1.1R (3)). For passive crossings, the date when the corporate event took effect.

(vi) Please refer to the situation disclosed in the previous notification, In case the situation previous to the triggering transaction was below 3%, please state 'below 3%'.

(vii) If the holding has fallen below the minimum threshold , the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is less than 3%.

For the case provided for in DTR5.2.1(a), there should be no disclosure of individual holdings per party to the agreement unless a party individually crosses or reaches an Article 9 threshold. This applies upon entering into, introducing changes to or terminating an agreement.

(viii) Direct and indirect

(ix) In case of combined holdings of shares with voting rights attached 'direct holding' and voting rights 'indirect holdings', please split the voting rights number and percentage into the direct and indirect columns-if there is no combined holdings, please leave the relevant box blank.

(x) Voting rights to shares in respect of which the notifying party is a direct shareholder (DTR 5.1)

(xi) Voting rights held by the notifying party as an indirect shareholder (DTR 5.2.1)

(xii) If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is below 3%.

(xiii) date of maturity / expiration of the finical instrument i.e. the date when the right to acquire shares ends.

(xiv) If the financial instrument has such a period-please specify the period- for example once every three months starting from the (date)

(xv) The notification should include the name(s) of the controlled undertakings through which the voting rights are held. The notification should also include the amount of voting rights and the percentage held by each controlled undertaking, insofar as individually the controlled undertaking holds 5% or more, and insofar as the notification by the parent undertaking is intended to cover the notification obligations of the controlled undertaking.

(xvi) This annex is only to be filed with the competent authority.

(xvii) Whenever another person makes the notification on behalf of the shareholder or the natural person/legal entity referred to in DTR5.2 and DTR5.3

END

HOLBSGDXDSDGGRG

File No.: 82-34985

Financial Announcements

REG-BlackRock Group Rule 8.3-Surfcontrol plc

RNS Number:4159T
BlackRock Group
21 March 2007

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BlackRock Group
Company dealt in	Surfcontrol
Class of relevant security to which the dealings being disclosed relate (Note 2)	10p Ordinary shares
Date of dealing	20TH March 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	2,481,533	8.63%		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	2,481,533	8.63%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	5,000	GBP 4.30928

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name ,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None..

....

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	21ST March 2007
Contact name	Siobhain Cox
Telephone number	020 7743 4653
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETEAADFADNXEFE

File No.: 82-34985

Financial Announcements

REG-Barclays PLC Rule 8.3 - SURFCONTROL

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BARCLAYS PLC
Company dealt in	SURFCONTROL
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP0.10
Date of dealing	20 March 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	1,094,541	3.81%	34,521	0.12%
(2) Derivatives (other than options)	322,847	1.12%	288,326	1.00%
(3) Options and agreements to purchase/sell	0	0.00%	0	0.00%
Total	1,417,388	4.93%	322,847	1.12%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of Securities	Price per unit (GBP)
Purchase	413	4.2525

(b) Derivatives transactions (other than options)

Product name, (e.g. CFD)	Long/Short (Note 6)	Number of Securities	Price per unit (GBP)
CFD	Short	413	4.2524

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (GBP)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (GBP)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

None

Agreements, arrangements or understandings relating to options or derivatives Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	21 March 2007
Contact name	BARCLAYS COMPLIANCE
Telephone number	020 7116 2913

If a connected EFM, name of offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

File No.: 82-34985

Financial Announcements

REG-UBS AG (EPT) EPT Disclosure

RNS Number:4962T
UBS AG (EPT)
22 March 2007

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITH RECOGNISED INTERMEDIARY STATUS

DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	UBS AG London Branch
Company dealt in	SurfControl PLC
Class of relevant security to which the dealings being disclosed relate (Note 1)	ORD 10p
Date of dealing	21 MARCH 2007

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
104,266	4.3000 GBP	4.296599 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
-148,015	4.3150 GBP	4.2725 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g call option	Writing, selling, purchasing, varying etc	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Date of disclosure	22 MARCH 2007
Contact name	JOSEPH EVANS
Telephone number	020 7567 8286
Name of offeree/offeror with which connected	SurfControl PLC
Nature of connection (Note 6)	CONNECTED ADVISER

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

EMMBGGDXSSDGGRD

Financial Announcements

REG-BlackRock Group Rule 8.3-Surfcontrol plc

RNS Number:5176T
BlackRock Group
22 March 2007

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BlackRock Group
Company dealt in	Surfcontrol
Class of relevant security to which the dealings being disclosed relate (Note 2)	10p Ordinary shares
Date of dealing	21st March 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	2,538,986	8.83%		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	2,538,986	8.83%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	57,500	GBP 4.30002
Purchase	114,953	GBP 4.30

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None..

....

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	22nd March 2007
Contact name	Siobhain Cox
Telephone number	020 7743 4653
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at.
www.thetakeoverpanel.org.uk

END

RETEAADAAAPXEFE

File No.: 82-34985

Financial Announcements

REG-Barclays PLC Rule 8.3 - SURFCONTROL

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BARCLAYS PLC
Company dealt in	SURFCONTROL
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP0.10
Date of dealing	21 March 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	1,078,427	3.75%	36,369	0.13%
(2) Derivatives (other than options)	272,694	0.95%	288,326	1.00%
(3) Options and agreements to purchase/sell	0	0.00%	0	0.00%
Total	1,351,121	4.70%	324,695	1.13%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of Securities	Price per unit (GBP)
Sale	850	4.3300
Sale	15,264	4.3009

(b) Derivatives transactions (other than options)

Product name, (e.g. CFD)	Long/Short (Note 6)	Number of Securities	Price per unit (GBP)
CFD	Short	47236	4.2966
CFD	Short	2917	4.305

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (GBP)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (GBP)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

None

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure 22 March 2007

Contact name BARCLAYS COMPLIANCE

Telephone number 020 7116 2913

If a connected EFM, name of offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

File No.: 82-34985

Financial Announcements

REG-Artisan Partners Rule 8.3 - SurfControl plc

MILWAUKEE--(Business Wire)--

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION
-0-
*T

Name of person dealing (Note 1)	Artisan Partners Limited Partnership ("APLP")
Company dealt in	SurfControl plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary Shares
Date of dealing	March 21, 2007

*T

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)
-0-
*T

	Long	Short
	Number (%)	Number (%)
(1) Relevant securities	3,231,550 (11.24%, based on 28,749,231 ordinary shares outstanding, as publicly reported by SurfControl plc on February 7, 2007)	
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	3,231,550	

*T

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)
-0-
*T

Class of relevant security:	Long	Short
	Number (%)	Number (%)
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total		

*T
(c) Rights to subscribe (Note 3)
-0-
*T

Class of relevant security:	Details

*T
3. DEALINGS (Note 4)
(a) Purchases and sales
-0-
*T

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale - March 21, 2007	84,870	USD 8.47
Sale - March 21, 2007	14,530	USD 8.43

*T
(b) Derivatives transactions (other than options)
-0-
*T

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

*T
(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying
-0-
*T

Product name, e.g. call Option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

*T
(ii) Exercising
-0-
*T

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

*T
(d) Other dealings (including new securities) (Note 4)
-0-
*T

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

*T
4. OTHER INFORMATION
Agreements, arrangements or understandings relating to options or derivatives
-0-
*T

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.
None.

*T
Is a Supplemental Form 8 attached? (Note 9) NO
-0-
*T

Date of disclosure	March 22, 2007
Contact name	Janet D. Olsen
Telephone number	414-390-6100
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

*T
Notes
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk
Artisan Partners

File No.: 82-34985

Financial Announcements

REG-Surfcontrol PLC Holding(s) in Company

RNS Number:5850T
Surfcontrol PLC
23 March 2007

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

(1). Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

SURFCONTROL PLC

2. Reason for the notification (please state Yes/No): ( )

An acquisition or disposal of voting rights: ( )

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify) : FINAL DEADLINE RE: DTR 5 (X)

3. Full name of person(s) subject to the notification obligation (iii):

HERALD INVESTMENT MANAGEMENT LIMITED

4. Full name of shareholder(s) (if different from 3.) (iv): NOT NEEDED

5. Date of the transaction and date on which the threshold is crossed or reached if different) (v): N/A SEE OTHER ABOVE

6. Date on which issuer notified: 20TH MARCH 2007

7. Threshold(s) that is/are crossed or reached: 5%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi) Number of shares	Number of voting Rights (viii)
GB0002901790	1,475,000 (5.13%)	1,475,000 (5.13%)

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares Direct	Number of voting rights (ix) Direct (x)	Number of voting rights (ix) Indirect (xi)	% of voting rights Direct	% of voting rights Indirect
GB0002901790			1,475,000		5.13%

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
1,475,000	5.13%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

HERALD INVESTMENT MANAGEMENT LIMITED, A DISCRETIONARY INVESTMENT MANAGER, IS THE PARENT UNDERTAKING OF AN INVESTMENT MANAGEMENT BUSINESS.

HERALD INVESTMENT TRUST (IN THE NAME OF BANK OF NEW YORK (OCS NOMINEES LIMITED)	1,475,000	5.13%
TOTAL FOR FUNDS UNDER THE MANAGEMENT OF HERALD INVESTMENT MANAGEMENT LIMITED	1,475,000	5.13%

Proxy Voting:

10. Name of the proxy holder: N/A

11. Number of voting rights proxy holder will cease to hold: N/A

12. Date on which proxy holder will cease to hold voting rights: N/A

13. Additional information:

14. Contact name: ANDREW MILLER

15. Contact telephone number: 020 7553 6308

Annex Notification Of Major Interests In Shares (XVI)

A: Identity of the person or legal entity subject to the notification obligation

Full name (including legal form for legal entities): HERALD INVESTMENT MANAGEMENT LIMITED

Contact address (registered office for legal entities):

10/11 CHARTERHOUSE SQUARE
LONDON EC1M 6EE

Phone number: 020 7553 6308

Other useful information (at least legal representative for legal persons):

ANDREW MILLER

B: Identity of the notifier, if applicable (xvii)

Full name: SEE ABOVE

Contact address:

Phone number:

Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation):

C: Additional information:

END

HOLGCGDXCUDGGRX

File No.: 82-34985

Financial Announcements

REG-BlackRock Group Rule 8.3-Surfcontrol plc

RNS Number:5897T
BlackRock Group
23 March 2007

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BlackRock Group
Company dealt in	Surfcontrol
Class of relevant security to which the dealings being disclosed relate (Note 2)	10p Ordinary shares
Date of dealing	22ND March 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	2,518,986	8.76%		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	2,518,986	8.76%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	20,000	GBP 4.32

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None..

....

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	23rd March 2007
Contact name	Siobhain Cox
Telephone number	020 7743 4653
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETEAEDDASDXEFE

Financial Announcements

REG-Surfcontrol PLC Holding(s) in Company

RNS Number:5950T
Surfcontrol PLC
23 March 2007

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

(1). Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

SurfControl plc

2. Reason for the notification (please state Yes/No): (   )

An acquisition or disposal of voting rights: (x)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: (   )

An event changing the breakdown of voting rights: (   )

Other (please specify): (   )

3. Full name of person(s) subject to the notification obligation (iii):

Artisan Partners Limited Partnership, Artisan Investment Corporation, ZFIC, Inc, Andrew A. Ziegler, Carlene M. Ziegler

4. Full name of shareholder(s) (if different from 3.) (iv):

State Street Bank, Bank of New York, Mellon Trust, Brown Brothers Harriman, JP Morgan Chase

5. Date of the transaction and date on which the threshold is crossed or reached if different) (v): March 21, 2007

6. Date on which issuer notified: March 22, 2007

7. Threshold(s) that is/are crossed or reached: Below 11%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)	
	Number of shares	Number of voting Rights (viii)
GB0002901790	3,199,261	11.13%

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting rights	
	Direct	Direct (x)	Indirect (xi)	Direct	Indirect
GB0002901790			3,107,361		10.81%

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
3,107,361	10.81%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

Artisan Partners Limited Partnership ("APLP"), a U.S. registered investment adviser, is a limited partnership organized under the laws of the State of Delaware on December 8, 1994. Control of APLP is vested in its general partner, Artisan Investment Corporation, a corporation organized under the laws of the State of Wisconsin on December 7, 1994. All of the outstanding stock of Artisan Investment Corporation is owned by ZFIC, Inc., a corporation organized under the laws of the State of Wisconsin. Andrew A. Ziegler and Carlene M. Ziegler each own 50% of the voting stock of ZFIC, Inc. APLP, pursuant to advisory contracts, has the power to purchase and sell securities on behalf of its clients and the power to vote for the most clients. Persons other than APLP are entitled to receive all dividends from, and proceeds from the sale of, all of the securities reported hereunder.

Artisan International Value Fund ("ARTIV"), is a series of Artisan Funds Inc., a U.S. registered investment company. Certain officers and a director of Artisan Funds, Inc are employees of APLP. APLP, pursuant to its advisory contract with ARTIV, has the power to purchase and sell securities on behalf of ARTIV and to vote for ARTIV. ARTIV, as of 21 March 2007, was interested in 1,871,963 shares, representing 6.51% of the 10.81% disclosed above, of SurfControl plc.

Proxy Voting:

10. Name of the proxy holder: Artisan Partners Limited Partnership

11. Number of voting rights proxy holder will cease to hold: N/A

12. Date on which proxy holder will cease to hold voting rights: N/A

13. Additional information:

14. Contact name:

15. Contact telephone number:

Annex Notification Of Major Interests In Shares (XVI)

A: Identity of the person or legal entity subject to the notification obligation

Full name (including legal form for legal entities): Artisan Partners Limited Partnership

Contact address (registered office for legal entities):

Registered address: 2711 Centerville Road,
Suite 400 c/o Corporation Service
Company, Wilmington, Delware, U.S.A.
19808

Business address: 875 E. Wisconsin
Avenue, Suite 800, Milwaukee, Wisconsin 53202

Phone number: 414-390-6100

Other useful information (at least legal representative for legal persons):

B: Identity of the notifier, if applicable (xvii)

Full name: Tim Weston

Contact address:

875 E. Wisconsin Avenue, Suite 800,
Milwaukee, Wisconsin, U.S.A. 53202

Phone number: 414-390-2024

Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation): Associate Counsel

C: Additional information:

Notes to the Forms

(i) This form is to be sent to the issuer or underlying issuer and to be filed with the competent authority.

(ii) Either the full name of the legal entity or another method for identifying the issuer or underlying issuer, provided it is reliable and accurate.

(iii) This should be the full name of (a) the shareholder; (b) the person acquiring, disposing of or exercising voting rights in the cases provided for in DTR5.2.1 (b) to (h); (c) all the parties to the agreement referred to in DTR5.2.1 (a), or (d) the direct or indirect holder of financial instruments entitled to acquire shares already issued to which voting rights are attached, as appropriate.

In relation to the transactions referred to in points DTR5.2.1 (b) to (h), the following list is provided as indication of the persons who should be mentioned:

- in the circumstances foreseen in DTR5.2.1 (b), the person that acquires the voting rights and is entitled to exercise them under the agreement and the natural person or legal entity who is

transferring temporarily for consideration the voting rights;

- in the circumstances foreseen in DTR 5.2.1 (c), the person holding the collateral, provided the person or entity controls the voting rights and declares its intention of exercising them, and person lodging the collateral under these conditions;

- in the circumstances foreseen in DTR5.2.1(d), the person who has a life interest in shares if that person is entitled to exercise the voting rights attached to the shares and the person who is disposing of the voting rights when the life interest is created;

- in the circumstances foreseen in DTR5.2.1 (e), the parent undertaking and, provided it has a notification duty at an individual level under DTR 5.1, under DTR5.2.1 (a) to (d) or under a combination of any of those situations, the controlled undertaking;

- in the circumstances foreseen in DTR5.2.1 (f), the deposit taker of the shares, if he can exercise the voting rights attached to the shares deposited with him at his discretion, and the depositor of the shares allowing the deposit taker to exercise the voting rights at his discretion;

- in the circumstances foreseen in DTR5.2.1 (g), the person that controls the voting rights;

- in the circumstances foreseen in DTR5.2.1 (h), the proxy holder, if he can exercise the voting rights at his discretion, and the shareholder who has given his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion.

(iv) Applicable in the cases provided for in DTR 5.2.1 (b) to (h). This should be the full name of the shareholder who is the counterparty to the natural person or legal entity referred to in DTR5.2.

(v) The date of the transaction should normally be, in the case of an on exchange transaction, the date on which the matching of orders occurs; in the case of an off exchange transaction, date of the entering into an agreement.

The date on which threshold is crossed should normally be the date on which the acquisition, disposal or possibility to exercise voting rights takes effect (see DTR 5.1.1R (3)). For passive crossings, the date when the corporate event took effect.

(vi) Please refer to the situation disclosed in the previous notification, In case the situation previous to the triggering transaction was below 3%, please state 'below 3%'.

(vii) If the holding has fallen below the minimum threshold , the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is less than 3%.

For the case provided for in DTR5.2.1(a), there should be no disclosure of individual holdings per party to the agreement unless a party individually crosses or reaches an Article 9 threshold. This applies upon entering into, introducing changes to or terminating an agreement.

(viii) Direct and indirect

(ix) In case of combined holdings of shares with voting rights attached 'direct holding' and voting rights 'indirect holdings', please split the voting rights number and percentage into the direct and indirect columns-if there is no combined holdings, please leave the relevant box blank.

(x) Voting rights to shares in respect of which the notifying party is a direct shareholder (DTR 5.1)

(xi) Voting rights held by the notifying party as an indirect shareholder (DTR 5.2.1)

(xii) If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is below 3%.

(xiii) date of maturity / expiration of the finical instrument i.e. the date when the right to acquire shares ends.

(xiv) If the financial instrument has such a period-please specify the period- for example once every three months starting from the (date)

(xv) The notification should include the name(s) of the controlled undertakings through which the voting rights are held. The notification should also include the amount of voting rights and the percentage held by each controlled undertaking, insofar as individually the controlled undertaking holds 5% or more, and insofar as the notification by the parent undertaking is intended to cover the notification obligations of the controlled undertaking.

(xvi) This annex is only to be filed with the competent authority.

(xvii) Whenever another person makes the notification on behalf of the shareholder or the natural person/legal entity referred to in DTR5.2 and DTR5.3

END

HOLBBGDXLBDGGRX

File No.: 82-34985

Financial Announcements

REG-Artisan Partners Rule 8.3 - SurfControl plc

MILWAUKEE--(Business Wire)--

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION
-0-
*T

Name of person dealing (Note 1)	Artisan Partners Limited Partnership ("APLP")
Company dealt in	SurfControl plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary Shares
Date of dealing	March 22, 2007

*T

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)
-0-
*T

	Long	Short
	Number (%)	Number (%)
(1) Relevant securities	3,304,550 (11.49%, based on 28,749,231 ordinary shares outstanding, as publicly reported by SurfControl plc on February 7, 2007)	
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	3,304,550	

*T

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)
-0-
*T

Class of relevant security:	Long	Short
	Number (%)	Number (%)
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total		

*T

*T
(c) Rights to subscribe (Note 3)
-0-
*T

Class of relevant security:	Details

*T
3. DEALINGS (Note 4)
(a) Purchases and sales
-0-
*T

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase - March 22, 2007	73,000	USD 8.50

*T
(b) Derivatives transactions (other than options)
-0-
*T

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

*T
(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying
-0-
*T

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

*T
(ii) Exercising
-0-
*T

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

*T
(d) Other dealings (including new securities) (Note 4)
-0-
*T

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

*T
4. OTHER INFORMATION
Agreements, arrangements or understandings relating to options or derivatives
-0-
*T

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.
None.

*T
Is a Supplemental Form 8 attached? (Note 9) NO
-0-
*T

Date of disclosure March 23, 2007

Contact name	Janet D. Olsen
Telephone number	414-390-6100
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

*T
Notes
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk
Artisan Partners

END